Progenics Pharmaceuticals, Inc. One World Trade Center, 47th Floor New York, NY 10007 Fax: (646) 707-3626 (646) 975-2500 www.progenics.com

January 14, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3720

Ladies and Gentlemen:

I am submitting this letter on behalf of Progenics Pharmaceuticals, Inc. (the “Company”), in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2018 that relates to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 000-23143) filed with the Commission on March 8, 2018 (the “Form 10-K”). For ease of reference, we have repeated the Staff’s comment in bold italics, followed by our response below the comment.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development (“R&D”), page 36

1.

Please provide us a breakdown of your research and development ("R&D") expenses incurred for each year presented by product candidate or project. To the extent that you do not track costs by project, please explain how your R&D costs are managed and how they are reported within the organization. To the extent that you can distinguish your R&D costs by discovery, preclinical and clinical development categories and/or therapeutic class or by the type of cost, please provide us with this information. Please also tell us your consideration of disclosing this information given that you consider research and development to be essential to your business.

The Company respectfully acknowledges the Staff’s comment and provides the requested information in two tables below: I. External R&D Expenses by Product Candidate and II. R&D Costs by Type of Costs.

I.	External R&D Expenses by Product Candidate. We do not track internal costs by Product Candidate.

	Years Ended December 31,
	2017	2016	2015
External Costs
AZEDRA	$11,394	$10,301	$6,996
PyL	8,633	3,525	153
1404	7,428	8,060	4,030
Relistor	1,126	1,257	658
1095	671	1,816	127
Other	3,263	3,460	6,897
Total External Costs	$32,515	$28,419	$18,861

II.	R&D Costs by Type of Costs (all Cost incurred in support of Clinical Development).

	Years Ended December 31,
	2017	2016	2015
Clinical Trial Costs	$17,772	$12,350	$5,859
Internal Costs	10,074	9,150	9,335
Manufacturing	5,319	9,382	6,107
Consulting	4,862	2,147	1,477
Rent and Facilities	1,463	1,819	3,345
Royalties	1,097	1,233	688
Other	1,658	1,164	997
License Fees	344	324	388
Total R&D Costs	$42,589	$37,569	$28,196

We consider Research and Development to be essential to our business and we propose to provide text in substantially the form below in our future filings with the Commission, where applicable:

 Research and Development (“R&D”)

We do not track fully burdened research and development costs separately for each of our product candidates. We review our research and development expenses by focusing on external and internal development costs. External development costs consist of costs associated with our clinical trials, including pharmaceutical development and manufacturing of clinical trial materials. Included in other costs are external corporate overhead costs that are not specific or allocated to any one program. Internal costs consist of salaries and wages, share-based compensation and benefits, which are not tracked by program as several of our departments support multiple development programs. The following table summarizes the external costs attributable to each program and internal costs (in thousands):

	Years Ended December 31,
	2017	2016	2015
External Costs
AZEDRA	$11,394	$10,301	$6,996
PyL	8,633	3,525	153
1404	7,428	8,060	4,030
Relistor	1,126	1,257	658
1095	671	1,816	127
Other	3,263	3,460	6,897
Total External Costs	$32,515	$28,419	$18,861

Internal Costs	10,074	9,150	9,335
Total R&D Costs	$42,589	$37,569	$28,196

Please do not hesitate to contact Tobias L. Knapp, Esq. of O’Melveny & Myers LLP at (212) 408-2440 with any questions or comments with respect to this letter.

Very truly yours, Progenics Pharmaceuticals, Inc. By: /s/ Patrick Fabbio Name: Patrick Fabbio Title: Chief Financial Officer